UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 2)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GREY GLOBAL GROUP INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
      LIMITED DURATION CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 39787M 108
                                 39787M 207
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                               (CUSIP Number)

                           PAUL W. G. RICHARDSON
                           GROUP FINANCE DIRECTOR
                               WPP GROUP PLC
                               27 FARM STREET
                               LONDON WIJ 5RJ
                                  ENGLAND
                           (011 44) 20 7408 2204

                                  COPY TO:

                            PHILIP RICHTER, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 22, 2005
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.[ ]

CUSIP NO. 39787M 108 (COMMON STOCK)
------- ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WPP Group plc; Abbey Merger Corporation
------- ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  _
                                                            (b)  X
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       SOURCE OF FUNDS
                                OO
------- ------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
------- ------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ -----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER
                           -----------------------------------------------------

                           -0-
                    ------ -----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           161,721 shares

                           20,000 shares (issuable upon exercise of exercisable stock options)

                    ------ -----------------------------------------------------
       EACH
    REPORTING       9      SOLE DISPOSITIVE POWER

                           -0-
                    ------ -----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           -0-
---------- -------- ------------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    161,721 shares
                    20,000 shares (issuable upon exercise of exercisable stock options)

---------- -------- ------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                 [ ]
---------- -------- ------------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6% (15.0%, including the 20,000 shares issuable upon exercise of options)

---------- -------- ------------------------------------------------------------
14
                    TYPE OF REPORTING PERSON
                         OO (public limited company); CO
---------- -------- ------------------------------------------------------------

CUSIP NO. 39787M 207 (CLASS B STOCK)
------- ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WPP Group plc;
        Abbey Merger Corporation
------- ------------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) __
                                                            (b) X
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       SOURCE OF FUNDS
                                 OO
------- ------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                [ ]
------- ------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ -----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER


                           -0-
                    ------ -----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY

                           135,617 shares
                    ------ -----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING

                           -0-
                    ------ -----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH

                           -0-
---------- -------- ------------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                    135,617 shares
---------- -------- ------------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                          [ ]
---------- -------- ------------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                    62.7%
---------- -------- ------------------------------------------------------------

14                  TYPE OF REPORTING PERSON
                       OO (public limited company); CO
---------- -------- ------------------------------------------------------------

          This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D (the "Original 13D"), dated as of September 21, 2004, filed by WPP Group plc, an English public limited company ("WPP"), and Abbey Merger Corporation, a wholly owned subsidiary of WPP ("Merger Sub"), as amended. This filing relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), and to shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as "Grey Common Stock"), of Grey Global Group Inc., a Delaware corporation (the "Company" or "Grey"). Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------------------------------------

          Item 6 is amended to add the following information:

          WPP and Grey entered into support agreements, each dated as of February 22, 2005 (each a "Support Agreement" and collectively, the
"Support Agreements"), with each of the following entities that beneficially own and/or have investment authority or discretion with respect to Grey's
5% Contingent Convertible Subordinated Debentures due 2033 (the "Debentures"): Akela Capital Master Fund, Ltd., Aristeia Capital LLC, Drake Management LLC, Harbert Convertible Arbitrage Master Fund, Ltd., Harbert Convertible Arbitrage Master Fund II, Ltd., Radcliffe SPC, Ltd., Sage Capital Management, LLC, Silvercreek Management Inc., and Tenor Capital Management Co., L.P. A copy of the Support Agreement entered into with each of these Debenture holders is Exhibit 7 hereto and is incorporated herein by reference.

          Under the Support Agreements, Grey agreed to solicit consents of holders of the Debentures to approve the adoption of a proposed supplement to the indenture governing the Debentures (such indenture, the "Indenture" and such supplement, the "Proposed Supplemental Indenture"). A form of the Proposed Supplemental Indenture is attached as an annex to the Support Agreement that is Exhibit 7 hereto. If the Proposed Supplemental Indenture becomes effective, following the Merger:

          o Each $1,000 principal amount of Debentures will be convertible at any time into a combination of WPP ADSs and cash reflecting the mix of share consideration and cash consideration that will be received by Grey stockholders in the Merger for Grey Common Stock and Class B Stock for which a share election is made, after giving effect to proration.

          o Each Debenture holder will have the right to require Grey to repurchase as of each of October 28, 2008, 2010 and 2013 all or a portion of the holder's then outstanding Debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest.

          o The dividend payment threshold that would apply in determining any adjustment to the conversion rate of the Debentures would be equal to the amount of total dividends paid per ordinary share of WPP in respect of the year ended December 31, 2004. The threshold would increase by 12.5% annually thereafter.

          o Financial reports that WPP files with the SEC will be required to be provided to the trustee instead of the financial reports of Grey that are currently required to be provided.

          In accordance with the Support Agreements, Grey commenced a consent solicitation on February 23, 2005. The consent solicitation is scheduled to expire at 5:00 p.m. New York City time on March 4, 2005.

          Under the Support Agreements, WPP and Grey have agreed to enter into the Proposed Supplemental Indenture as promptly as practicable after the Requisite Consents (defined below) of Debenture Holders are obtained in the consent solicitation and the other conditions described below are satisfied or waived. The Proposed Supplemental Indenture will become effective upon execution by WPP, Grey, Abbey Merger and the Indenture trustee. However, by their terms, the changes to the Indenture effected by the Proposed Supplemental Indenture will not become operative until the completion of the Merger.

          Under the Support Agreements, WPP and Grey have agreed that they will enter into the Proposed Supplemental Indenture only if the following conditions are satisfied or waived by WPP:

          o    Unrevoked consent to the adoption of the Proposed
               Supplemental Indenture is obtained from Holders of a majority of the aggregate principal amount of the Debentures outstanding as of the time the Proposed Supplemental Indenture is to become effective (the "Requisite Consents");

          o No law, statute, rule, decree, order or injunction shall be in effect prohibiting, restraining or enjoining WPP or Grey from entering into the Proposed Supplemental Indenture; and

          o the Indenture trustee has executed the Proposed Supplemental Indenture.

        In accordance with the terms of consent solicitation, promptly after the latest to occur of (1) the Proposed Supplemental Indenture becoming effective, (2) the completion of the Merger, and (3) the expiration of the consent solicitation, Grey will pay to each Holder who has delivered on or prior to the expiration of the consent solicitation a properly executed and completed (and not revoked) consent form consenting to the Proposed Supplemental Indenture a consent fee of $20.00 for each $1,000 principal amount debentures for which a consent form was delivered. The consent fee that will be paid will be $23.33 if consents are delivered (and not revoked) on or prior to the expiration of the consent solicitation for 75% or more of the aggregate principal amount of the Debentures outstanding as of the time the Proposed Supplemental Indenture becomes effective. This condition is referred to as the "75% condition." No consent fee will be paid in the event that the Merger is not completed or in the event that the Proposed Supplemental Indenture does not become effective.

          Only Holders of debentures as of 5:00 p.m. New York City time on February 18, 2005, the record date for the consent solicitation, are eligible to deliver a consent form and receive a consent fee. "Holders" means (1) Cede & Co., the nominee of The Depository Trust Company ("DTC") or any other person in whose name Debentures may have been registered as of 5:00 p.m. New York City time on the record date for this consent solicitation, and (2) any other person who has been authorized by proxy in a form reasonably acceptable to Grey to deliver a consent in respect of debentures on behalf of DTC or its nominee or any other person in whose name debentures may have been registered as of 5:00 p.m. New York City time on the record date for this consent solicitation. It is anticipated that DTC will execute an omnibus proxy that will authorize its participants set forth in the position listing of DTC as of the record date ("Record Date DTC Participants") to execute consent forms in respect of the Debentures registered in the name of DTC's nominee as of the record date. In such case, each Record Date DTC Participant will be considered a "Holder" of the Debentures set forth under its name on the DTC position listing as of the record date.

          A consent delivered by a Holder of a Debenture may be revoked by that Holder or by any Subsequent Holder of that Debenture at any time prior to, but will become irrevocable upon, the Proposed Supplemental Indenture becoming effective. A "Subsequent Holder" of a Debenture means a person who becomes the registered holder of a Debenture after 5:00 p.m. New York City time on the record date.

          A consent delivered for a Debenture that is converted before the Proposed Supplemental Indenture becomes effective will be considered to be revoked at the time the Debenture is converted and any such Debenture will not be counted as outstanding for purposes of determining the percentage of holders who have consented. No consent fee will be paid to any Holder in respect of Debentures that are converted before the Proposed Supplemental Indenture becomes effective.

          The parties to the Support Agreements have agreed to cause consents to be executed and delivered with respect to all of the Debentures over which they had beneficial ownership or investment discretion or authority as of the date of the Support Agreements. In the aggregate, as of that date, the parties to the Support Agreements beneficially owned, or had investment discretion or authority with respect to, 80.5% of the outstanding principal amount of the Debentures.

          Each party to a Support Agreement has also agreed not to convert into Grey Common Stock any Debentures over which they had beneficial ownership or investment discretion or authority, until the earliest to occur of (1) the termination of the Merger Agreement in accordance with its terms prior to the consummation of the Merger, (2) the failure of WPP or Grey to observe or perform in any material respect any covenant contained in the Support Agreement or any representation or warranty made by WPP or Grey in the Support Agreement proving to be incorrect in any material respect, or (3) March 15, 2005. Subject to the Merger Agreement being approved by Grey's stockholders at a special meeting of Grey stockholders scheduled for March 3, 2005 and the other conditions to the completion of the Merger being satisfied or waived, WPP and Grey expect to complete the Merger on March 7, 2005.

          In the event that the Proposed Supplemental Indenture is executed by WPP, Grey and the trustee under the Indenture WPP, Merger Sub and Grey intend to amend the Merger Agreement to reflect that, after the Merger, the Debentures will be subject to the terms provided for by the Proposed Supplemental Indenture.

          The summary of the Support Agreements and the Proposed
Supplemental Indenture contained in this Item 6 is qualified in its entirety by reference to the Support Agreement (including the form of Proposed Supplemental Indenture annexed thereto) that is Exhibit 7 hereto and is incorporated herein by reference.

ITEM 7.   Material to Be Filed as Exhibits
          ---------------------------------

Exhibit 7 -             Support Agreement (including form of  Proposed
                        Supplemental Indenture) (incorporated herein by reference to Exhibit 2 to the Report on Form
                        6-K filed by WPP with the SEC on February 23, 2005 (SEC file number: 000-16350)

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               WPP GROUP PLC



                                               By: /s/ Paul W.G. Richardson
                                                  -----------------------------
                                                  Name:  Paul W.G. Richardson
                                                  Title: Group Finance Director



                                               ABBEY MERGER CORPORATION


                                               By: /s/ Paul W.G. Richardson
                                                  -----------------------------
                                                  Name:  Paul W.G. Richardson
                                                  Title: Secretary



Dated:  February 28, 2005

                               EXHIBIT INDEX

Exhibit 7 -             Support Agreement (including form of  Proposed
                        Supplemental Indenture) (incorporated herein by reference to Exhibit 2 to the Report on Form
                        6-K filed by WPP with the SEC on February 23, 2005 (SEC file number: 000-16350)